MINTZ LEVIN

Scott A. Samuels | 617-348-1798 | ssamuels@mintz.com

One Financial Center
Boston, MA 02111
617-542-6000
617-542-2241 fax
www.mintz.com

FILE NO. 082-35162

VIA OVERNIGHT MAIL

April 10, 2008

Mary Casio, Esq.
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: **Azure Dynamics Corporation**
Amendment to Application for Rule 12g3-2(b) Exemption
SEC File No. 082-35162

Dear Ms. Casio:

This letter is being furnished to the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") on behalf of our client, Azure Dynamics Corporation (the "Company").

The purpose of this letter is to notify the Commission pursuant to Rule 12g3-2(f) promulgated under Securities Exchange Act of 1934 (the "Exchange Act") that the Company will in the future satisfy its ongoing requirement to furnish to the Commission the information required by subparagraph (b)(1)(iii) of Rule 12g3-2 promulgated under the Exchange Act by publishing such information on the website of the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com) rather than submitting such documents to the Commission in paper form.

On March 28, 2008, the Commission accepted the Company's original application to establish an exemption from Exchange Act registration pursuant to Rule 12g3-2(b) and added the Company to the list maintained by the Commission of companies claiming the exemption.

The Company has advised us that, pursuant to subparagraph (f) of Rule 12g3-2, the Company will publish (in English) the information required under subparagraph (b)(1)(iii) of Rule 12g3-2 through SEDAR, an electronic information delivery system generally available to the public in Canada, the Company's primary trading market, and the United States, rather than furnish such information to the Commission in paper form. Pursuant to subparagraph (f)(2) of Rule 12g3-2(b), the Company hereby informs the Commission that the website address of SEDAR is **www.sedar.com**. The Company has advised us that pursuant to subparagraph (e) of Rule 12g3-2(b), the Company's electronic publications on the website of SEDAR will be available in English and will include, along with the other information required by Rule 12g3-2(b)(iii), the Company's annual report (including or accompanied by annual financial statements), interim reports that include financial statements, press releases and all other communications and documents distributed directly to securityholders of each class of the Company's securities to which the exemption under Rule 12g3-2(b) relates.

dlw 4/18

All information and documents furnished under paragraph (b)(1) of Rule 12g3-2 are furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding these matters, please contact the undersigned at (617) 348-1798.

Kindly acknowledge your receipt of the enclosed materials by stamping the attached copy of this letter and returning it in the enclosed postage prepaid envelope.

Very truly yours,

Scott A. Samuels

cc: Ryan S. Carr
Azure Dynamics Corporation

END